UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: February 21, 2012	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

London, 20 February 2012

CSR PLC UNAUDITED RESULTS FOR THE FOURTH QUARTER

AND AUDITED RESULTS FOR THE 52 WEEKS ENDED 30 DECEMBER 2011

Good momentum in platform strategy, improved underlying gross margins and cost savings on track.

Dividend increased. Share buy-back announced.

CSR plc (“CSR” and “the Company”) today reports results for the fourth quarter and full year results for the period to 30 December 2011:

Fourth Quarter	Underlying*		IFRS
	Q4 2011	Q4 2010	Q4 2011		Q4 2010
Revenue	$244.0m	$184.8m	$244.0m		$184.8m
Gross margin	51.0%	48.7%	43.7%		47.9%
Operating profit (loss)	$0.6m	$8.1m	($50.6m	)	($58.1m	)
(Loss) profit for the period	($4.9m )	$12.5m	$19.3m		($27.3m	)
Diluted (loss) earnings per ordinary share	($0.02)	$0.07	$0.10		($0.16)
Net cash from operating activities	($11.0m )	$10.5m	($11.0m	)	$10.5m
Cash, cash equivalents and treasury deposits	$277.8m	$440.1m	$277.8m		$440.1m

52 weeks ended 30 December 2011	Underlying*		IFRS
	2011	2010	2011		2010
Revenue	$845.2m	$800.6m	$845.2m		$800.6m
Gross margin	49.8%	47.7%	45.5%		47.0%
Operating profit (loss)	$49.2m	$79.0m	($48.4m	)	($6.3m	)
Profit for the period	$36.8m	$77.4m	$33.9m		$16.6m
Diluted earnings per ordinary share	$0.20	$0.43	$0.19		$0.09
Net cash from operating activities	$12.6m	$77.9m	$12.6m		$77.9m
Cash, cash equivalents and treasury deposits	$277.8m	$440.1m	$277.8m		$440.1m

*	Underlying results are based on International Financial Reporting Standards, adjusted for amortisation of intangibles, share option charges, acquisition fees, integration & restructuring costs, litigation and patent settlement costs, litigation settlement income, loss on close period share buy-back, the unwinding of discount on litigation settlements and fair value adjustments to inventory, de-recognition of contingent consideration and recognition of tax losses brought forward. Please refer to the operating results section on page 3 for a discussion on the major differences between IFRS and underlying results and the Supplementary Information on pages 29 to 30 for a full reconciliation of IFRS to underlying measures.

•	Financial performance:

•	Q4 2011 revenues $244.0m (Q4 2010: $184.8m) towards top end of management guidance,

•	Revenue growth Q4 2011 year-on-year in Automotive (15%) and Home Business Group (33%) with declines in Personal Navigation Devices (PND) (56%) and Handsets (11%),

•	Q4 2011 IFRS operating loss of $50.6m (Q4 2010: $58.1m), includes $41.1m of acquisition related charges,

•	Ended period with cash, cash equivalents and treasury deposits of $277.8m after paying net cash of $93.3m for Zoran and $47.5m for share buy-backs.

•	Focus on returns:

•	$130m of annualised savings on track to be completed by end of second quarter 2012,

•	Proposed final dividend of $0.071, representing a dividend of $0.103 for 2011 financial year (2010: $0.065, notional dividend of $0.098 for year),

•	Share buy-back of up to $50m announced.

•	Momentum in platform strategy:

•	Platform revenue 56% of total revenue in Q4 2011 (Q4 2010: 36%) driving improved underlying gross margin and underlying profitability,

•	Growth of stereo audio market and CSR’s revenues from that market,

•	SiRFstarIV location product adopted by Google Nexus,

•	Twenty customers at design-in phase for SiRFprimaII auto infotainment SoC,

•	Launched CSR1000/CSR1001 Bluetooth SMART platforms for keyboards and remotes in January 2012.

•	Continued technical innovation:

•	Demonstrated industry-leading deep-indoor location and navigation SiRFstarV architecture and SiRFusion platforms in January 2012 at CES,

•	CSR9800 Wi-Fi/Bluetooth combination chip on track.

Joep van Beurden, Chief Executive Officer, said: “We continue to see good momentum in our transition to being a provider of higher-margin platforms to multiple end markets, which now include cameras and document imaging, and this is reflected in our improving underlying gross margin.

“During 2011, we largely completed our integration of Zoran and following our December announcement on discontinuing investment in digital televisions systems-on-a-chip (SoC) and silicon tuners, we are fully on track to deliver $130m of annualised savings by the end of the second quarter this year.

“We have ended 2011 with a strong balance sheet and $278m in treasury deposits, cash and cash equivalents. Given the strength of our financial position, our confidence in our future prospects and our focus on delivering returns to shareholders, the Board is recommending an increased final dividend. In addition, we are announcing a share buy-back of up to $50m.

“In 2012, we will continue our disciplined approach to capital allocation and investment in higher margin platforms. We are investing in five specific medium to longer-term areas of opportunity in Voice & Music, Location (including deep indoors), Automotive, the proliferation of Bluetooth low energy, now named Bluetooth SMART, and next-generation image capture; as it expands into areas such as security and automotive. We are on track with our with 40nm CSR9800 Wi-Fi/Bluetooth chip.”

OUTLOOK

We expect first quarter revenues to be in the range of $205m to $225m.

Notes to Financial Summary Tables

Non-GAAP Disclosure: Although International Financial Reporting Standards (“IFRS”) disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure. CSR believes that these underlying items (in particular, underlying gross profit, underlying gross margin, underlying cost of sales, underlying R&D expenditure, underlying SG&A expenditure, underlying operating profit, underlying operating margin, underlying finance (expense) income, underlying profit before tax, underlying tax, underlying profit for the period and underlying diluted earnings per share derived therefrom) provide additional information on underlying trends that is useful to investors. Management uses these underlying measures, along with the most directly comparable IFRS financial measures, to assess CSR’s operating performance and value creation. These underlying measures form the basis for management’s performance targets and resource allocation decisions, and are also used to determine and manage the long term growth of the business. We present and discuss these measures in order to: (a) provide consistency with the way management views the business and discuss performance with investors; (b) ensure that the measures are fully understood in the light of how CSR manages the business; (c) properly define the metrics used and confirm their calculation; (d) share the metrics with all investors at the same time; (e) improve transparency for investors; (f) assist investors in their assessment of the long-term value of CSR; and (g) assist investors in understanding management behaviour. The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies. Underlying measures should not be considered in isolation from, as substitutes for, or as superior measures to, IFRS measures. A reconciliation of each underlying measure to the nearest IFRS measure is provided as part of the Supplementary Information, from pages 28 to 30.

CSR plc	FTI Consulting

Joep van Beurden, Chief Executive Officer	James Melville-Ross
Will Gardiner, Chief Financial Officer	Jon Snowball
Jeffery Torrance, Investor Relations Director	Tel: +44 (0) 20 7831 3113
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

UK conference call and presentation	9.00 am GMT, 20 February 2012

Location:	Goldman Sachs International, Christchurch Court, 10-15 Newgate Street, London, EC1A 7HD

Details of the live video webcast, audio call and replay:	Available on the CSR website - http://www.csr.com/Q4-2011*

North American conference call	9.00 am EST, 6.00 am PST, 20 February 2012 Details available on the CSR website - http://www.csr.com/Q4-2011*

*	The information on our website is not incorporated by reference into this report.

The first quarter 2012 results are expected to be announced on 1 May 2012.

Operating Results

We present underlying financial results, which reflect management’s view and assessment of the company’s operating and financial performance, and differs from the reporting of our results under IFRS. The differences between underlying operating profit of $49.2m and IFRS operating loss of $48.4m were due to a number of material items in the year, including acquisition related fair value adjustments of $46.9m and acquisition and restructuring costs of $46.7m. The major differences between the net cash flow from operating activities of $12.6m and the decrease in movement in treasury deposits, cash and cash equivalents of $162.3m were the acquisition of Zoran ($93.3m), payment of dividends ($16.3m) and the share buyback ($47.5m).

Dividend

Given our confidence in our future prospects, our strong financial position and the Board’s commitment to delivering returns to shareholders via a progressive dividend policy, the Board is recommending a final dividend of $0.071, which, together with the interim dividend of $0.032 per ordinary share amounts to $0.103 per ordinary share in respect of the 2011 financial year, representing an increase of 5% over the notional dividend (FY 2010: $0.065, notional dividend of $0.098).

Subject to shareholder approval at the Annual General Meeting to be held on 23 May 2012, the dividend will be payable on 1 June 2012 to shareholders on the register as at 11 May 2012. The dividend will be paid in sterling and the sterling value of the dividend payment per share will be based on the prevailing GBP sterling to US dollar exchange rate on 11 May 2012.

Share Buy-back

The company is cash generative with Treasury deposits, cash and cash equivalents of $277.8m at 30 December 2011 and retains the financial flexibility to invest both organically and inorganically to achieve its strategic objectives. In the light of this and our focus on delivering returns to shareholders, the Board has announced a share buy-back of up to $50m which will commence immediately.

The share buy-back will be carried out pursuant to the existing authority granted by the Company’s shareholders at the general meeting on 30 August 2011. The Company proposes to renew the existing authority at the Annual General Meeting to be held on 23 May 2012 so that it will have the flexibility to continue the buy-back if it is not completed by then, or if the existing authority is fully utilised.

Strategy

Our strategy focuses on targeting our chosen end markets with our integrated and differentiated technology platforms, with the goal of achieving sustainable growth with higher margins and returns. We are developing enhanced and connected platforms in end markets where we have a position of scale, including voice & music, automotive, cameras and document imaging. We also develop a range of products for other markets including handsets and computer peripherals. We take a disciplined approach to capital allocation, investing in markets where we see the best prospects for profitable revenue growth.

The technology arena in which CSR competes globally provides the potential for innovative ideas to excite and engage with consumers, as well as set new standards in performance and end user experience. We believe there are five areas where there are opportunities for strong medium to longer-term growth that complement our capabilities. 1) Voice &

Music; where sound on mobile devices and thinner TVs is sent wirelessly to loudspeakers, soundbars or speaker docks: 2) Deep indoors location; where increased personal and asset tracking, and potential additional legislation will place greater requirements on location technology: 3) Automotive; where increasing use of location, connectivity and video as well as legislation are accelerating the use of infotainment in low and mid-end cars: 4) Bluetooth SMART (previously known as Bluetooth low energy); this creates personal area networks around a device such as a smartphone, tablet, ultrabook, car or TV, which supports communication with health and fitness, environmental and entertainment devices, as well as Human Interface Devices (HID): 5) Next-generation image capture: where we expect expansion of imaging in such areas as security and automotive. We believe in all of these areas there is the potential for compelling market growth in excess of current third party expectations.

We continue to execute well against our strategy. In the fourth quarter, our platform-related business comprised more than 56% of our revenues, up from 36% of revenues in the comparable quarter last year, resulting in an increase in underlying gross margins year-on-year, from 48.7% to 51.0%.

On 12 December 2011, we announced that we would be discontinuing investment in the areas of digital television systems-on-a-chip (DTV SoC) and silicon tuners, in order to increase our focus on areas of business where we have leadership positions and the ability to deliver differentiated platforms and products. This is in line with our strategy of taking a disciplined approach to capital allocation and delivering returns to shareholders. We continue to expect underlying operating costs, excluding all restructuring charges, to be in the range of $420m to $430m on an annualized basis during the second half of 2012, with full year 2012 underlying operating costs of $430m to $440m. Our Q4 underlying operating costs run rate was $496m.

Progress on Platforms

The move from Bluetooth 3.0 to 4.0 has enabled Bluetooth SMART, a very low-power version of Bluetooth, which enables products to have a longer life on a single battery. We have developed the CSR1000 and CSR1001 Bluetooth SMART platforms for the HID market which we launched at CES in January 2012, and the CSR8510 and CSR8810 Bluetooth SMART READY platforms for phones, tablets and PCs that connect to the Bluetooth SMART HID platforms. To allow customers to rapidly develop applications on our Bluetooth SMART platforms, we also have developed a comprehensive µEnergy Software Development Kit (SDK).

During the next 12 months, we expect many of the new smartphones, tablets and laptops to be Bluetooth SMART READY, as is the Apple iPhone 4S today. This has the potential to create a large ecosystem of Bluetooth SMART personal area networks, each of which could support numerous complementary devices, including HIDs and new applications on the smartphone such as heartbeat monitors, pedometers and remote control toys/drones. In addition, the smartphone can become a gateway to convey information from Bluetooth SMART sensors directly to the cloud. We believe our portfolio of products positions us well to capture the potential growth in the Bluetooth SMART market.

In the Auto Business Group, as a result of our extended product portfolio, we believe we continue to be well positioned to take advantage of increasing attach rates in the auto infotainment space. Our new 40nm auto infotainment platform SiRFprimaII, now has twenty customers in the design-in phase and we anticipate shipping this platform during the first half of 2012. We expect to see products using our auto Wi-Fi to start production from a number of Tier One customers in the first half of 2012. However, we expect there will be ongoing weakness in the PND market as a result of the move towards in-dash and location capabilities delivered by smartphones.

Our Home Business Group saw strong growth in its audio business, and our share of Bluetooth SIG qualifications for audio products increased during 2011 to 78%, from 75% in 2010, while our SIG stereo EPL listings increased from 134 in 2010 to 310 in 2011. Recent positive trends in this area are such that we expect to see continued growth in the wireless audio market, as music is increasingly stored on mobile devices which have poor loudspeakers due to their form factor. During the fourth quarter, a significant number of customers launched products that use our audio solutions, including wireless speakers from iHome and Sony, gaming headphones from Turtle Beach, and stereo headsets from Creative, Jaybird, Motorola, Nokia and Sony. Our CSR8600 next-generation audio platform continues to gain market traction, with a number of design wins in the fourth quarter for stereo headsets, active speakers and speaker docks.

Our market-leading aptX audio codec technology continued to see good adoption with more than 30 licensees during the quarter, including Cambridge Audio, Disruptive, NAD, Samsung and Sharp. We believe that continued adoption of aptX technology contributes to us maintaining a strong market position for our chips in the wireless audio market.

We see the increasing use of location in health & fitness applications, with design wins for a fitness watch and the Timex Run Trainer. In the PC and tablet area, we had design wins for our Bluetooth, Wi-Fi and location products with a number of companies. We continue to deliver Bluetooth gaming controllers to the leading console providers that use this technology. We saw good progress with our range of document imaging products, with new products launched by a number of customers including NEC, Ricoh and Xerox.

In our Mobile Business Group, our SiRFstarIV has been adopted for the Google Nexus and has gained a number of design wins in the Chinese handset market. Our CSR8000 Bluetooth family of chips continues to gain market traction year-on-year, mostly in the feature phone market. We also saw continued strong revenues from our SiFRstarIV location product in the Samsung GALAXY family of smartphones and tablets.

We are actively engaged with several baseband modem suppliers, who have adopted our location, Bluetooth or Wi-Fi products on their platforms.

We have validated our next-generation platform for digital still cameras and this product is on track for adoption in entry to mid-range cameras in the second half of 2012. Our COACH 14 product saw a number of new hybrid higher-end camera design wins during the quarter. We see future opportunities for our camera technology in the automotive market and in security applications.

Continued Technical Innovation

In November 2011, we introduced our next-generation SiRFstarV Architecture and SiRFusion platform to deliver deep indoors location information. This platform is capable of fusing information gathered in real-time from the GPS, Galileo, Glonass and Compass constellations, multiple terrestrial radio systems such as Wi-Fi and cellular, and multiple MEMS sensors, including accelerometers, gyroscopes and compasses.

We are on track with our 40nm CSR9800 Wi-Fi/Bluetooth combination chip.

Company Structure

Following the completion of the Zoran merger on 31 August 2011, Zoran revenues are incorporated for the whole of CSR’s fourth quarter, as shown in the table on page 6. As a result of the Zoran transaction and the discontinuation of investment in the digital television SoC, silicon tuners, set-top box (STB) and digital versatile disk (DVD) areas, CSR has reorganised its business into four business areas: Auto Business Group, Home Business Group, Mobile Business Group and Legacy Product Group.

The Auto Business Group is largely unchanged from CSR’s previous Auto & PND business unit and will now include a small element of audio tuner and DVD revenue from the auto market. The Home Business Group represents CSR’s previous Audio & Consumer business unit and now includes Zoran’s Document Imaging business. The Mobile Business Group business comprises CSR’s previous Handset business unit as well as both the CSR and Zoran camera businesses. The Legacy Product Group contains the DTV, silicon tuner, DVD and STB business from Zoran that were previously included in Home Business Group.

Operating Review

Fourth quarter revenue by reportable segment	Q4 2011	Q4 2010*
Auto Business Group

Automotive	$34.0m	$29.5m
PND	$11.4m	$26.1m
Total	$45.4m	$55.6m

Home Business Group	$72.9m	$55.0m

Mobile Business Group

Handsets	$65.1m	$73.1m
Cameras	$27.2m	$1.1m
Total	$92.3m	$74.2m

Legacy Products Group	$33.4m	—

Total	$244.0m	$184.8m

Full year revenue by reportable segment	2011	2010*
Auto Business Group
Automotive	$136.4m	$109.5m
PND	$68.6m	$113.6m
Total	$205.0m	$223.1m

Home Business Group	$269.0m	$236.2m

Mobile Business Group
Handsets	$278.8m	$339.1m
Cameras	$44.1m	$2.2m
Total	$322.9m	$341.3m

Legacy Products Group	$48.3m	—

Total	$845.2m	$800.6m

*	Comparative results for Q4 2010 and 2010 are for the standalone CSR business only, but have been restated to align with the new business group structure adopted in Q4 2011. As a result, $1.1m of camera revenues for Q4 2010 and $2.2m of camera revenues for 2010 of revenue previously reported in Home Business Group is now reported in Mobile Business Group.

Auto Business Group

Q4 2011: 19% of revenues; Q4 2010: 30% of revenues (FY 2011 24% of revenues; FY 2010 28% of revenues)

Strong growth in the Automotive market was more than offset by a decline in PNDs as navigation and location capabilities are moving towards in-dash navigation and location capabilities carried by smartphones, and by market share loss in the PND area. We expect the trends for further growth in the automotive market and ongoing weakness in the PND market to continue. The automotive business includes products for the after-market in-dash market in China which has shorter design cycles than the western OEM market. We expect it to see growth this year.

Fourth quarter revenues in the Auto Business Group were $45.4m (Q4 2010: $55.6m), which includes a $2.3m contribution from Zoran. Excluding Zoran revenues, this represented a decline of 22% from the comparable period last year.

Revenues from the Automotive business during Q4 2011 continued to grow, and were up 15% from Q4 2010 at $34.0m. PND revenues were down 56% from Q4 2010 to $11.4m. Automotive and PND represented 75% and 25% respectively of the business group’s revenues, including the Zoran revenue contribution.

Revenue for FY 2011 decreased 8% to $205.0m (FY 2010: $223.1m) due to capacity constraints in the first half of the year, combined with the decline in the PND market and a decline of market share within that market in the second half of the year, which together outweighed the growth in the Automotive business.

Home Business Group

Q4 2011: 29% of revenues; Q4 2010 30% of revenues (FY 2011: 32% of revenues; FY 2010: 30% of revenues)

Fourth quarter revenues in the Home Business Group business were $72.9m (Q4 2010: $55.0m) including a contribution of $15.1m from Zoran. Excluding Zoran, this represents a 5% revenue growth over the comparable period last year. Stereo audio products performed well both year-on-year and quarter-on-quarter, and we expect this growth to continue into 2012.

During the fourth quarter, we continued to see strong revenues from gaming as a result of the previously announced Tier One gaming controller win. Whilst we are gaining market share in this area, we are also seeing some softness in this market.

FY 2011 revenue increased 14% to $269.0m (FY 2010: $236.2m) mainly due to growth in the stereo audio market, especially in emerging markets and the inclusion of Zoran revenues of $20.1m.

Mobile Business Group

Q4 2011: 38% of revenues; Q4 2010: 40% of revenues (FY 2011: 38% of revenues; FY 2010: 42% of revenues)

Revenues in the Mobile Business Group in the fourth quarter were $92.3m (Q4 2010: $74.2m), including a contribution of $26.1m from Zoran. Excluding Zoran, this represented a decline of 11% from the comparable period last year. Revenue from handsets was $65.1m and revenue from cameras was $27.2m in the fourth quarter 2011, which represented 71% and 29% of Mobile Business Group revenues, respectively. Compared to the comparable prior year quarter, handset revenues declined 11%, while camera revenues increased significantly due to the Zoran acquisition.

Revenues for FY 2011 declined 5% to $323.0m (FY 2010: $341.3m) due mainly to weakness in areas of the handset market. The revenue in our Handset business declined primarily as a result of falling Bluetooth revenue, as standalone Bluetooth was replaced by Bluetooth/Wi-Fi combination chips, and as we reduced exposure to the Chinese market due to intense price competition. We expect to continue to see challenging conditions for our handset business in 2012.

Legacy Product Group

Q4 2011: 14% of revenues; Q4 2010 0% of revenues (FY 2011: 6% of revenues, FY: 2010 0% of revenues)

Fourth quarter revenues in the Legacy Product Group, which comprises businesses in which we are discontinuing investment, were $33.4m, (Q4 2010: $nil). Zoran recognised $34.2m of revenue in relation to these products in the comparable period of last year. We expect to see revenue decline in this group.

People

Total headcount was 2,945 at 30 December 2011 (Q3 2011: 3,185). On 31 December 2011, the day after the period end, 162 employees left the group as a result of the restructuring programmes, leaving a headcount of 2,783. At 1 February 2012 our headcount was 2,706 and we expect our headcount to be around 2,400 by the end of the second quarter 2012.

Litigation

As previously disclosed, intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations. We are regularly involved in pending and threatened litigation in the course of our business and industry, which litigation may be inherently uncertain. See our SEC filings, including Proxy statements for risks of litigation. With respect to both existing and future litigation, we will continue vigorously to defend ourselves and/or take other steps as we believe are in the overall interests of CSR and its shareholders.

In connection with the acquisition of Zoran, CSR was named in three class action lawsuits in the U.S. including In Re Zoran Corp Shareholders Litigation, Lawrence Zucker vs Zoran Corp et. al. and Clal Finance Mutual Funds Corporation vs Zoran Corporation, et. al. A comprehensive settlement amount for all three lawsuits has been reached with no liability to the CSR Group for the settlement amount, and which has received court approval.

An arbitration in Sweden concluded on 24 October 2011 with respect to proceedings filed in the fourth quarter of 2010 by the original sellers of NordNav Technologies AB of a potential claim in respect of a $17.5m earnout relating to that acquisition. On 15 November 2011, the Arbitration Panel ruled in favour of CSR and denied NordNav’s claims in their entirety. As a result, CSR incurred no liability and prevailed in a counterclaim against Nordnav for legal fee recovery.

CSR is defending a patent case against Bandspeed, Inc, in the U.S. District Court for the Western District of Texas. Trial has been set for Q1 2013. Although CSR is not a party to another Bandspeed case, which was recently transferred from the U.S. District Court for the Eastern District of Texas to the U.S. District Court for the Western District of Texas, a number of defendants have requested indemnification from CSR. In response to Bandspeed’s actions, on 5 October 2011, CSR filed a patent infringement lawsuit against Bandspeed in the U.S. District Court for Arizona. The case is in its early stages and a trial date has not been set. Bandspeed is also defending a patent infringement lawsuit filed by CSR in the U.S. District Court for the Central District of California, and a trial date has not been set. Further, CSR recently filed a case in the U.S. District Court for the Northern District of California against Bandspeed and its affiliates for fraud and unfair business practices, and a trial date has not been set.

On 8 June 2011, Freescale Semiconductor, Inc. filed a complaint with the United States International Trade Commission naming as respondents, Zoran, Funai Electric Co., Ltd. and Funai Corporation, Inc., and another defendant for patent infringement. On 14 July 2011, the ITC formally instituted the investigation. CSR has answered Freescale’s complaint denying the allegations and an ITC trial hearing has been set for 23 May 2012. On 1 December 2011, Freescale filed another ITC case asserting the same patents against the same parties as the prior ITC case, but excluding Funai. No trial date has been set. On 8 June 2011, Freescale also filed a complaint for patent infringement in the United States District Court for the Western District of Texas against Zoran and MediaTek for the same claims as in the ITC case. This District Court case is presently stayed.

A number of patent portfolio non-practicing entities have filed patent infringement cases against CSR and/or Zoran. These cases are all in the preliminary stages and include many other defendants. Plaintiffs in these cases, the filing dates of their respective complaints and the scheduled trial dates – all filed in the U.S. District Court for the Eastern District of Texas (except HSM Portfolio/Technology Property’s lawsuit against Zoran in the U.S. District Court for Delaware) by following parties against CSR or Zoran, Mosaid (Filed 16 March 2011; Trial Scheduled for Q3 2014); Azure Networks and Tri-County Excelsior Foundation (Filed 22 March 2011; Trial scheduled for Q4 2013); HSM Portfolio and Technology Property (Filed 1 September 2011; Trial not yet scheduled); and Advanced Processor Technologies (Filed 26 January 2011; Trial scheduled for Q3 2013). Inductive Design (6 September 2011) was dismissed without liability to CSR as a result of legal steps.

No provision has been recorded for any of the cases above as cash out flow has not been deemed probable as of the date hereof.

Financial Review – fourth quarter ended 30 December 2011

Fourth Quarter Financial Summary	Underlying			IFRS
	Q4 2011	Q4 2010*		Q4 2011		Q4 2010*
Revenue	$244.0m	$184.8m		$244.0m		$184.8m
Gross profit	$124.5m	$90.1m		$106.6m		$88.5m
Gross margin	51.0%	48.7%		43.7%		47.9%
R&D expenditure	$72.7m	$49.4m		$77.1m		$51.8m
SG&A expenditure	$51.2m	$32.5m		$80.1m		$94.8m
Operating profit (loss)	$0.6m	$8.1m		($50.6m	)	($58.1m	)
Tax charge (credit)	$4.5m	($4.6m	)	($71.5m	)	($31.0m	)
Diluted (loss) earnings per share	($0.02)	$0.07		$0.10		($0.16)
Net cash from operating activities	($11.0m )	$10.5m		($11.0m	)	$10.5m

*	Only includes those previously reported for CSR plc and are not inclusive of Zoran Corporation.

Revenue

Revenue increased by $59.2m over the comparable period last year to $244.0m, but excluding Zoran decreased by 9.6% for the same period. Fourth quarter revenue was in line with the prior quarter (Q3 2011: $243.3m), but excluding Zoran decreased by 20.1% as a result of seasonality.

Gross Profit

The underlying gross margin was 2.3 percentage points higher than the comparable period last year and 1.8 percentage points higher than the previous quarter. This reflects an increase in the revenue mix towards higher margin platform business and a 1% benefit from the inclusion of Zoran’s higher margin products for a full quarter.

The IFRS gross margin decreased by 4.2% from 47.9% for Q4 2010 to 43.7%, primarily due to a 6.7 percentage point fourth quarter impact of additional amortisation charges for acquired intangibles and the realisation of the remaining fair value adjustment to inventory acquired on Zoran’s opening balance sheet.

Operating Expenses

R&D expenses under IFRS of $77.1m and on an underlying basis of $72.7m increased 48.9% and 47.2% respectively over the comparable period last year. This is mainly the result of an enlarged cost base resulting from the acquisition of Zoran, which accounted for $23.1m of underlying costs in the fourth quarter.

Sales, general and administrative (SG&A) expenditure increased on an underlying basis by 57.5%, with the integration of Zoran resulting in additional costs of $22.6m. Excluding Zoran, underlying SG&A expenditure decreased by 12.0% over the comparable period last year, reflecting higher legal costs in Q4 2010 prior to reaching a settlement agreement with Broadcom.

SG&A IFRS expenses decreased by 15.6% to $80.1m over the comparable period last year. In the period we had additional charges of $26.3m for integration and restructuring costs in relation to the integration of the Zoran business, as well as the announcement of the discontinuation of the Company’s investment in both digital television SoCs and silicon tuners, which was more than offset by an expense of $59.8m in Q4 2010 relating to the Broadcom settlement.

Annualised fourth quarter underlying expenses indicate a full year run rate of $496m, we anticipate reaching underlying operating costs of $430m to $440m in 2012.

Operating Profit

Underlying operating profit of $0.6m was recorded in the fourth quarter, which is a decrease of 93% on the comparable period last year (Q4 2010: $8.1m). Zoran contributed an underlying operating loss of $4.7m in the fourth quarter.

An IFRS operating loss of $50.6m was recognised in the fourth quarter, representing a decrease compared to the operating loss in the year-ago quarter (Q4 2010: $58.1m). This improvement is largely attributable to the Broadcom litigation and settlement expense in the prior year. IFRS profitability for the quarter was negatively affected by restructuring costs of $25.7m.

Investment Income and Finance Expense

Finance expense was $1.5m on an underlying basis. Under IFRS measures, the finance expense was $2.1m, which includes a charge of $0.6m relating to the unwinding of the discount on the Broadcom litigation settlement costs due to the long term nature of the obligation.

Tax

On an underlying basis, the tax charge of $4.5m represented an increase of $9.1m on the comparable period last year, as our effective tax rate was negatively impacted by losses in Israel in the period following the acquisition of Zoran.

During the fourth quarter there was an IFRS tax credit of $71.5m, an increase on the comparative period last year of $40.5m (Q4 2010: $31.0m). This credit mainly resulted from the recognition of deferred tax assets related to losses and temporary timing differences. A further description of the credit is given in the full year review below. The loss recognition more than offset the taxes on non-UK profits. We have not recognised the future tax benefit of the losses in Israel due to the history of losses in that country.

Earnings

On an underlying basis, a diluted loss per ordinary share of $0.02 was recorded in the fourth quarter, a decrease of $0.09 on the comparable period last year and a decrease of $0.15 on the prior quarter. This reflects the increased cost base of the enlarged group with the inclusion of Zoran cost base for a full quarter, as well as normal seasonality in the Group’s revenue profile.

Diluted earnings per ordinary share under IFRS for the fourth quarter of $0.10 represents an increase of $0.26 over the comparable period last year. Compared to the prior quarter, it represents an increase of $0.07. The increase is due to the recording of the $71.5m tax credit in the quarter as described above.

Cash, cash equivalents, treasury deposits and investments

There was a net cash outflow of $11.0m from operating activities in the fourth quarter, broadly in line with the comparable period last year (Q4 2010: $10.5m). The net cash outflow reflects restructuring payments, which more than offset the positive working capital movement ($6.8m excluding the fair value adjustment to inventory).

The group had cash, cash equivalents and treasury deposits of $277.8m at 30 December 2011.

Balance Sheet

Days sales outstanding of 40 was consistent with the comparable period in 2010 (Q4 2010: 40 days) but represented an increase of 5 days on the prior quarter (Q3 2011: 35 days). Though trade receivables decreased quarter on quarter from $119.1m to $98.5m, Q3 2011 revenue was particularly weighted towards the end of the quarter.

Days payable outstanding was 42 at the end of the quarter, an improvement on the comparable period last year (Q4 2010: 49 days) which included higher than usual legal costs, relating to the Broadcom litigation.

Inventory days were 94 at the end of the quarter, an increase of 12 days in comparison to the end of Q4 2010 (82 days). The increase mainly resulted from higher levels of PND inventory resulting from the slowdown in that market, we expect to sell this inventory over a period of time. Inventory levels declined by $23.2m, of which $14.8m can be attributed to the realisation of the fair value adjustment to inventory on Zoran’s opening balance sheet.

Financial Review – 52 weeks ended 30 December 2011

Full Year Financial Summary	Underlying		IFRS
	2011	2010*	2011		2010*
Revenue	$845.2m	$800.6m	$845.2m		$800.6m
Gross profit	$421.1m	$382.2m	$384.7m		$376.6m
Gross margin	49.8%	47.7%	45.5%		47.0%
R&D expenditure	$228.6m	$189.2m	$241.8m		$199.9m
SG&A expenditure	$143.4m	$114.1m	$191.3m		$182.9m
Operating (loss) profit	$49.2m	$79.0m	($48.4m	)	($6.3m	)
Tax (credit) charge	$12.2m	$2.2m	($85.3m	)	($22.3m	)
Diluted earnings per ordinary share	$0.20	$0.43	$0.19		$0.09
Net cash from operating activities	$12.6m	$77.9m	$12.6m		$77.9m
Treasury deposits, cash and cash equivalents	$277.8m	$440.1m	$277.8m		$440.1m

*	Only includes those previously reported for CSR plc and are not inclusive of Zoran.

Revenue

Our revenue in FY 2011 increased to $845.2m representing a 5.6% increase on FY 2010 revenue ($800.6m). In August 2011, we acquired Zoran, which contributed $111.4m to the reported revenue. Had Zoran been acquired on the first day of 2011, it would have contributed a total of $340.4m of revenue in the year. Excluding the contribution from Zoran, revenues fell by 8.3% which was a result of a combination of declines in PND (within the Auto Business Group) and Handset (within the Mobile Business Group) revenues, which were partially offset by growth in Automotive and our Home Business Group.

Revenues for FY 2011 in Mobile Business Group declined 5% to $323.0m (FY 2010: $341.3m), due mainly to our weakness in areas of the handset market and we expect that we will continue to see challenging conditions for our handset business in 2012. Revenue in our Handset division declined $60.2m in FY 2011, representing a 17.8% reduction on FY 2010 $339.1m. This was primarily a result of declining Bluetooth revenue, as Wi-Fi/Bluetooth combination chips replaced standalone Bluetooth, and as we reduced exposure to the Chinese market as intense competition reduced prices. We anticipate deriving an increasing amount of our future revenues in our Mobile Business Group from our standalone GPS and Wi-Fi/Bluetooth combination chips, as Bluetooth standalone revenues continues to decline.

In the early part of 2011, our revenue in the PND market was impacted by capacity constraints at our manufacturers, which resulted in us being unable to supply all demand. While this situation was resolved by the end of the second quarter, our revenues were further impacted by particularly weak PND demand and market share loss in the second half of the year. This weak PND demand reflects a trend of vehicle navigation and location capabilities moving towards in-dash (which would be reported within Automotive business) and smartphone navigation sectors, a trend we expect will continue. These factors led to an overall decline in the Auto Business Group revenues, as growth in the Automotive business was insufficient to offset the PND business declines.

Our Home Business Group has grown by around 6%, as a result of growth in the stereo headset market, as well as a significant customer win in the Gaming business line.

The proportion of revenue derived from our top ten customers has fallen to 46% from 50% in 2010. Recent acquisitions, as well as growth in the Automotive business and Home Business Group, where there are a higher proportion of smaller customers, have brought increased diversity to our customer base and continued to reduce our dependency on a small number of key customers. Our largest customer represented 10% of revenue in 2011 compared to 14% in 2010.

Gross profit

Gross profit consists of revenue less cost of sales. In 2011, our IFRS gross margin, which is the ratio of gross profit to revenue decreased to 45.5% of revenue, from 47.0% in 2010. In absolute terms, gross profit increased from $376.6m to $384.7m in 2011, an increase of 2.2%.

IFRS gross profit is stated after charging $28.2m of fair value adjustment to inventory, which represented the release of the uplift on acquisition to the Zoran inventory from cost to fair value and $8.2m of amortisation of intangible assets (FY 2010: $5.7m) which were recognised on the acquisitions of Zoran in 2011 and SiRF in 2009, and related to developed products which are being sold in the current year.

Excluding these charges, the underlying gross margin increased from 47.7% in FY 2010 to 49.8%. This increase reflects an overall mix away from the Mobile Business Group towards the Home Business Group, which has higher gross margins. The addition of the Zoran businesses contributed an increase of 0.4 percentage points in the year.

Operating Expenses (Research and development)

IFRS R&D costs of $241.8m in 2011 increased 21.0% from $199.9m in 2010.

Underlying R&D expenditures in 2011 were $228.6m, an increase of 20.8% compared to expenditures of $189.2m in 2010. The increase was mainly due to the inclusion of Zoran costs of $33.0m following the acquisition. Excluding Zoran, underlying R&D costs increased by 3%.

The combined R&D headcount as at the completion of our acquisition of Zoran was 1,997, although this had fallen to 1,979 by the end of the year. The average R&D headcount in 2011 was 1,422, up from 1,052 in 2010. There were a further 80 leavers on 31 December 2011.

Share-based payment charges increased by $1.9m from 2010 to 2011, mainly due to the acquisition of Zoran.

The increase in amortisation of acquired intangible assets was due to the assets recognised on the acquisition of Zoran.

In 2012, we will include a full year of Zoran costs, however this will be partially offset by the previously announced discontinuance of investment in digital television systems on a chip and silicon tuners.

Operating Expenses (Sales, general and administrative)

IFRS SG&A costs in 2011 were $191.3m, representing a 4.6% increase from $182.9m in 2010. Excluding post acquisition Zoran expenses, there is a decline of $22.4m or 12.2%. This decrease is the result of integration costs of $33.2m, acquisition fees of $13.0m and patent settlement costs of $6.0m, which are more than offset by litigation settlement income of $14.5m recovered in the first quarter of 2011, the de-recognition of the APTx contingent consideration of $1.6m as milestones were not met, and the year-on-year reduction resulting from the 2010 Broadcom litigation settlement charge of $59.8m.

FY 2011 underlying SG&A of $143.4m, representing a 25.7% increase compared to $114.1m in 2010. Excluding $30.8m of Zoran expenses underlying SG&A costs decreased due to lower litigation costs following the settlement of the Broadcom litigation at the end of 2010.

Headcount increased from the 2010 average headcount of 422 to an average of 611 in 2011, with the majority of the growth coming from the acquisition of Zoran. Combined SG&A headcount immediately following the Zoran acquisition was 1,276, although this had fallen through the implementation of cost saving programmes to 966 by the end of 2011. There was a further 82 leavers on 31 December 2011.

Whilst 2012 will include a full year of Zoran SG&A costs, we expect this to be partially offset by the cost saving programmes we have announced during 2011.

Operating Result

The IFRS operating loss for FY 2011 was $48.4m compared to a loss of $6.3m in FY 2010. The increased loss was primarily the result of the significant costs of the acquisition of Zoran as well as the loss for the Zoran businesses for the period post acquisition.

The operating margin in FY 2011 (including the operating expense items noted above) was a loss of 0.8% compared to a loss of 2.6% in FY 2010.

Underlying operating profit for FY 2011 was $49.2m compared to $79.0m for FY 2010. The underlying operating margin for FY 2011 was 9.9% compared to 4.5% in FY 2010.

Investment Income and Finance Expense

Our investment income primarily represents interest earned on our cash and cash equivalents. During 2011, we had a monthly average of $361.8m in cash, cash equivalents and treasury deposits, which represents a decrease of 16% from the monthly average of $429.1m in 2010 and primarily reflects the net cash outflow of $93.3m on the acquisition of Zoran, as well as the share buyback of $47.5m.

Investment income increased to $1.6m in 2011 compared to $0.8m in 2010.

Finance costs and other gains and losses

Finance costs consist of interest expense and similar charges, unwinding of discount on contingent consideration and litigation settlements and foreign exchange losses. Our finance costs amounted to $4.7m in 2011, an increase of $4.4m compared to $0.3m in 2010. The major reasons for the increase were the unwinding of the discount on the Broadcom litigation settlement of $2.5m and foreign exchange losses on non-USD cash balances of $0.7m.

Tax

The tax credit for FY 2011 was $85.3m, compared to a credit of $22.3m in FY 2010.

The large tax credit results mainly from the recognition of deferred tax assets related to losses and temporary timing differences and includes $16.0m in respect of the previously unrecognised losses acquired with CPS Limited in 2007, which were agreed with HMRC during the period, $62.0m in respect of US losses and temporary timing differences previously unrecognised relating to SiRF and Zoran and $6.9m of R&D tax credit in the UK which will be carried forward against future year’s profits. These more than offset the taxes on non-UK profits. In the US we utilised $11.8m of the previously recognised deferred tax asset of $18.0m, at a rate of 40%. Our effective tax rate was also negatively impacted by losses in Israel in the period following the acquisition of Zoran for which we have not recognised the future tax benefit of the losses due to the history of losses in Israel. The recognition of US losses is primarily the result of forecast operating results based on approved business plans following the cost saving plans announced towards the end of 2011.

The underlying effective tax rate for the year was 24.5%, which differed from the average UK statutory rate of 26.5% due mainly to the additional deduction to be carried forward for the R&D tax credit ($6.9m, a 14% negative impact on the effective tax rate), the impact of higher tax rates on our US profits as we utilise previously recognised deferred tax assets and the impact of no recorded tax relief from Israeli losses in the period as described above.

The underlying effective tax rate excludes the impact of the loss recognition and the tax impacts of items not included within our underlying profit before tax measure. These drive the reported rate of 167%. We have significant tax losses in the UK, US and Israel, and therefore the majority of our tax payable over the next few years will relate to taxable profits in other jurisdictions where we expect to generate small profits.

Net income (loss)

We recorded IFRS net income of $33.9m in FY 2011, compared to net income of $16.6m in FY 2010. This increase in our net income was mainly due to the recognition of tax assets, which more than offset the increase in our loss before tax. Underlying net profit decreased to $36.8m in FY 2011 from $77.4m in FY 2010.

Earnings per share

Basic and diluted earnings per ordinary share were $0.19 for FY 2011, compared to a basic and diluted earnings per ordinary share of $0.09 for FY 2010. Underlying diluted earnings per ordinary share for FY 2011 was $0.20 per share, a decrease of 53%, compared to $0.43 per ordinary share for FY 2010.

Cash, cash equivalents, treasury deposits and investments

Cash, cash equivalents and treasury deposits decreased to $277.8m (including treasury deposits of $65.9m) at 30 December 2011, from $440.1m (including treasury deposits of $267.8m) at 31 December 2010, a decrease of $162.3m. The decrease of $162.3m in our cash, cash equivalents and treasury deposits was primarily due to the $93.3m net cash, cash equivalents and treasury deposits outflow on the acquisition of Zoran, $47.5m cash outflow on share buy-backs in place during the year and $16.3m of dividend payments.

The difference compared to the inflow of $40.3m shown in the cashflow statement is due to net amounts withdrawn from treasury deposit of $201.9m and a foreign exchange loss of $0.7m from retranslation of non-US dollar cash balances.

Treasury deposits represent deposits with an initial term of greater than 90 days, which are shown separately from cash and cash equivalents on CSR’s consolidated balance sheet.

Net cash from operating activities of $12.6m in the year was lower than the previous years (2010: $77.9m) due to a combination of payments related to the Broadcom agreement signed at the end of 2010, the costs of the acquisition of Zoran and the related integration and restructuring costs.

Cautionary Note Regarding Forward Looking Statements

This release contains, or may contain, ‘forward looking statements’ in relation to the future financial and operating performance and outlook of CSR, as well as other future events and their potential effects on CSR. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’, or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected timing of product releases and expected timing of product development milestones, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, expected product markets and their expansion or contraction, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to: a continuing or worsening economic downturn, which could reduce demand for consumer products; risks associated with the development of new products in response to market demand and CSR’s ability to ensure timely delivery of such products; increased expenses associated with new product introductions, masks, or process changes; risks relating to forecasting consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products; declines in the average selling prices of CSR’s products; cancellation of existing orders or the failure to secure new orders; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fabless business model; difficulties related to distributors who supply our products to customers; risks associated with existing or future litigation, including the risk that the Company will be enjoined from shipping or selling its products; errors or failures in the hardware or software components of CSR’s products; risks associated with acquiring and protecting intellectual property and other commercially sensitive information; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s ability to manage past and future acquisitions and realise the expected commercial benefits and synergies from such acquisitions in the amounts or timeframes anticipated; CSR’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed, without limitation, under the heading “Risk Factors” in our latest Annual Report and Financial Statements and our recent SEC filings (including our proxy statement for the Zoran acquisition and our forms 6-K filed with the US Securities and Exchange Commission.

The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Condensed Consolidated Income Statement

	Note	Q4 2011	Q4 2010	Q3 2011	2011	2010
		(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
		$’000	$’000	$’000	$’000	$’000
Revenue		244,049	184,801	243,324	845,190	800,608
Cost of sales		(137,459)	(96,272)	(139,121)	(460,455)	(424,030)

Gross profit		106,590	88,529	104,203	384,735	376,578

Research and development costs		(77,078)	(51,781)	(61,950)	(241,763)	(199,927)
Selling, general and administrative expenses		(80,085)	(94,841)	(49,971)	(191,337)	(182,904)

Operating loss		(50,573)	(58,093)	(7,718)	(48,365)	(6,253)

Investment income		516	170	819	1,627	812
Finance expense		(2,115)	(421)	(867)	(4,726)	(264)

Loss before tax		(52,172)	(58,344)	(7,766)	(51,464)	(5,705)
Tax		71,521	31,011	12,826	85,330	22,331

Profit (loss) for the period		19,349	(27,333)	5,060	33,866	16,626

Earnings (loss) per share		$	$	$	$	$
Basic	6	0.10	(0.16)	0.03	0.19	0.09
Diluted	6	0.10	(0.16)	0.03	0.19	0.09

Condensed Consolidated Statement of Comprehensive Income

	Q4 2011	Q4 2010	Q3 2011	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
	$’000	$’000	$’000	$’000	$’000
Profit (loss) for the period	19,349	(27,333)	5,060	33,866	16,626
Other comprehensive income
(Loss) gain on cash flow hedges	(347)	(1,252)	(2,315)	1,661	(3,108)
Net tax on cash flow hedges in statement of comprehensive income	95	351	602	(427)	870
Transferred to(from) income statement in respect of cash flow hedges	(239)	279	(1,506)	(4,184)	726
Tax on items transferred from statement of comprehensive income	52	(74)	392	1,080	(199)
Actuarial losses in defined benefit plans	(435)	—	—	(435)	—

Total comprehensive income (loss) for the period	18,475	(28,029)	2,233	31,561	14,915

Condensed Consolidated Balance Sheet

	30 December 2011	31 December 2010
	(audited)	(audited)
	$’000	$’000
Non-current assets
Goodwill	332,749	224,651
Other intangible assets	127,747	36,070
Property, plant and equipment	34,520	28,354
Investment	3,610	1,000
Deferred tax asset	118,442	28,116

	617,068	318,191

Current assets
Inventory	120,347	85,306
Derivative financial instruments	148	1,870
Trade and other receivables	123,797	105,887
Corporation tax debtor	11,808	6,728
Treasury deposits and investments	65,938	267,833
Cash and cash equivalents	211,907	172,315

	533,945	639,939

Total assets	1,151,013	958,130

Current liabilities
Trade and other payables	180,621	125,223
Current tax liabilities	9,613	2,852
Obligations under finance leases	16	51
Derivative financial instruments	1,585	899
Provisions	29,495	5,602

	221,330	134,627

Net current assets	312,615	505,312

Non-current liabilities
Long term accruals	49,590	45,694
Contingent consideration	—	1,567
Long-term provisions	1,926	1,483
Obligations under finance leases	143	195
Defined benefit pension scheme deficit	117	—

	51,776	48,939

Total liabilities	273,106	183,566

Net assets	877,907	774,564

Equity
Share capital	372	322
Share premium account	473,462	368,615
Capital redemption reserve	950	950
Merger reserve	61,574	61,574
Employee Benefit Trust reserve	(33,971)	(39,064)
Treasury shares	(84,660)	(37,487)
Hedging reserve	(1,400)	1,123
Share based payment reserve	88,197	58,038
Tax reserve	41,583	41,641
Retained earnings	331,800	318,852

Total equity	877,907	774,564

Condensed consolidated statement of changes in equity

	Called-up share capital $’000	Share premium account $’000	Capital redemption reserve $’000	Merger reserve $’000	Employee Benefit Trust reserve $’000	Treasury shares $’000	Hedging reserve $’000	Share - based payment reserve $’000	Tax reserve $’000	Retained earnings $’000	Total $’000
At 1 January 2011	322	368,615	950	61,574	(39,064)	(37,487)	1,123	58,038	41,641	318,852	774,564

Profit for the period	—	—	—	—	—	—	—	—	—	33,866	33,866

Other comprehensive (loss) income for the period	—	—	—	—	—	—	(2,523)	—	653	(435)	(2,305)

Total comprehensive (loss) income for the period	—	—	—	—	—	—	(2,523)	—	653	33,431	31,561

Share issues	50	104,847	—	—	—	—	—	—	—	—	104,897

Shares issued from Employee Benefit Trust	—	—	—	—	5,093	—	—	—	—	(4,134)	959

Purchase of Treasury Shares	—	—	—	—	—	(47,173)	—	—	—	—	(47,173)

Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	13,583	—	—	13,583

Credit to equity for equity-settled share-based payments on acquisition	—	—	—	—	—	—	—	16,576	—	—	16,576

Effective rate adjustment	—	—	—	—	—	—	—	—	(66)	—	(66)

Deferred tax benefit on share option gains	—	—	—	—	—	—	—	—	(645)	—	(645)

Current tax benefit taken directly to equity on share option gains	—	—	—	—	—	—	—	—	(162)	—	(162)

Credit to equity on recognition of losses	—	—	—	—	—	—	—	—	162	—	162

Equity dividends issued to shareholders	—	—	—	—	—	—	—	—	—	(16,349)	(16,349)

At 30 December 2011	372	473,462	950	61,574	(33,971)	(84,660)	(1,400)	88,197	41,583	331,800	877,907

	Called-up share capital $’000	Share premium account $’000	Capital redemption reserve $’000	Merger reserve $’000	Employee Benefit Trust reserve $’000	Treasury shares $’000	Hedging reserve $’000	Share - based payment reserve $’000	Tax reserve $’000	Retained earnings $’000	Total $’000
At 2 January 2010	318	363,032	950	61,574	(40,224)	—	3,505	48,446	33,433	303,077	774,111

Profit for the period	—	—	—	—	—	—	—	—	—	43,959	43,959

Other comprehensive (loss) income for the period	—	—	—	—	—	—	(2,382)	—	671	—	(1,711)

Total comprehensive (loss) income for the period	—	—	—	—	—	—	(2,382)	—	671	43,959	42,248

Share issues	4	5,583	—	—	—	—	—	—	—	—	5,587

Shares issued from Employee Benefit Trust	—	—	—	—	1,160	—	—	—	—	(28,184)	(27,024)

Purchase of Treasury Shares	—	—	—	—	—	(37,487)	—	—	—	—	(37,487)

Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	9,592	—	—	9,592

Deferred tax benefit on share option gains	—	—	—	—	—	—	—	—	7,537	—	7,537

At 31 December 2010	322	368,615	950	61,574	(39,064)	(37,487)	1,123	58,038	41,641	318,852	774,564

Condensed consolidated cash flow statement

	Note	Q4 2011 (unaudited) $’000	Q4 2010 (unaudited) $’000	Q3 2011 (unaudited) $’000	2011 (audited) $’000	2010 (audited) $’000
Net cash (outflow) inflow from operating activities	7	(10,965)	10,516	3,259	12,640	77,907

Investing activities
Interest received		524	176	463	1,299	790
Purchase of treasury deposits		(90,499)	(176,414)	(30,591)	(180,980)	(728,990)
Sales of treasury deposits		55,799	151,118	166,527	413,786	703,560
Purchases of property, plant and equipment		(1,198)	(1,893)	(3,316)	(14,573)	(7,750)
Purchases of intangible assets		(272)	(1,056)	(105)	(4,245)	(6,771)
Acquisition of subsidiary, net of cash acquired		—	—	(123,862)	(123,862)	(1,902)
Purchase of investment		(110)	—	—	(2,610)	(1,000)

Net cash (used in) from investing activities		(35,756)	(28,069)	9,116	88,815	(42,063)

Financing activities
Repayment of borrowings		—	—	—	—	(2,041)
Repayment of obligations under finance lease		—	(318)	—	—	(318)
Proceeds on issue of shares		77	745	128	1,365	5,661
Proceeds on issue of shares from Employee Benefit Trust		273	187	223	1,380	225
Purchase of treasury shares		—	(25,461)	—	(47,511)	(37,487)
Equity dividends paid to shareholders		—	—	(5,376)	(16,349)	—

Net cash from (used in) financing activities		350	(24,847)	(5,025)	(61,115)	(33,960)

Net (decrease) increase in cash and cash equivalents		(46,371)	(42,400)	7,350	40,340	1,884

Cash and cash equivalents at beginning of period		259,026	214,952	252,429	172,315	170,601

Effect of foreign exchange rate changes		(748)	(237)	(753)	(748)	(170)

Cash and cash equivalents at end of period		211,907	172,315	259,026	211,907	172,315

Notes

1 Basis of preparation and accounting policies

The annual financial statements of CSR plc are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The directors approved the issuance of the financial statements for the 52 weeks ended 30 December 2011 on 17 February 2012.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the 52 weeks ended 31 December 2010 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies. Those for the 52 weeks ended 30 December 2011 will be delivered following the Company’s Annual General Meeting. The auditor’s reports on both accounts for the 52 weeks ended 30 December 2011 and 31 December 2010 were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under section 498(2) or (3) of the Companies Act 2006 or equivalent preceding legislation.

Whilst the financial information included in this quarterly announcement has been prepared in accordance with the recognition and measurement criteria of IFRSs, this announcement does not contain itself sufficient information to comply with IFRSs.

The financial information for the quarters Q4 2011, Q3 2011 and Q4 2010 is unaudited.

This preliminary announcement has been prepared under the same accounting policies as the statutory accounts for the 52 weeks ended 30 December 2011.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q4 2011	13 weeks	1 October 2011 to 30 December 2011
2011	52 weeks	1 January 2011 to 30 December 2011
Q3 2011	13 weeks	2 July 2011 to 30 September 2011
Q4 2010	13 weeks	2 October 2010 to 31 December 2010
2010	52 weeks	2 January 2010 to 31 December 2010

2 Going Concern

The condensed consolidated financial statements have been prepared on the going concern basis. The directors have considered future cash forecasts and revenue projections, based on prudent market data, in their consideration of going concern. The issues surrounding going concern are discussed regularly by the Board and were evaluated as part of the Group’s budget for the next financial year and the Group’s longer term plans.

Management is currently of the opinion that the Group has adequate financial resources and a robust policy towards treasury risk and cash flow management. The Group has $277.8m of cash and cash equivalents, including treasury deposits and investments, as at 2011 and no debt liabilities. Further, the Group’s portfolio of investments is not exposed to material credit risk as a consequence of holdings of European sovereign debt.

In 2011, management prepared a working capital report for the Group in anticipation of the acquisition of Zoran.

The directors believe that the Group is adequately placed to manage its business risks successfully despite the current uncertain economic outlook and challenging macro economic conditions.

After considering the above factors, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

3 Changes in share capital

In the fourth quarter 2011, 341,443 new ordinary shares were issued for employee option exercises. Consideration was $85,206 at a premium of $84,551. In addition, 40,327 ordinary shares were issued from the Employee Benefit Trust in the fourth quarter 2011 to satisfy employee option exercises.

During 2011, 940,395 ordinary shares were issued for employee option exercises. Consideration was $1,392,217 at a premium of $1,390,701. In addition 729,031 ordinary shares were issued from the Employee Benefit Trust in 2011 to satisfy employee option exercises.

The acquisition of Zoran resulted in an additional 29,744,144 ordinary shares being issued for consideration of $107,524,438 at a premium of $103,763,350 net of share issuance costs of $3,982,544.

During 2011, CSR plc purchased 7,796,400 ordinary shares, all of which were held at treasury at 30 December 2011.

As at 30 December 2011, there were 200,757,743 shares in issue. This figure is after adjusting for 14,941,400 ordinary shares held by CSR plc in treasury.

4 Segmental reporting

Following an internal reorganization in the second half of 2011, as a consequence of the acquisition of Zoran and the public announcement that the investment in both digital tv and silicon tuners have been discontinued, the reportable segments of CSR changed from those disclosed in both the 2011 half year review and the 2010 annual report and accordingly, the prior period disclosures have been restated.

The Group’s reportable segments under IFRS8 Operating Segments are as follows:

Mobile Business Group (MBG)	Mobile Handsets and Cameras
Home Business Group (HBG)	Headsets, PC, Imaging and Consumer applications
Auto Business Group (ABG)	Automotive and Personal Navigation Device (PND) applications
Legacy Products Group (LPG)	Digital TV, Set Top Boxes, DVD and Silicon tuners

Segment revenues and results

Management uses segment underlying operating (loss) profit as its performance measure. The legacy products group were as a result of the Zoran acquisition. The accounting policies of the reportable segments are the same as the Groups’ accounting policies. Segment underlying operating (loss) profit represents the profit (loss) by each segment without allocation of amortisation of intangibles, share option charges, acquisition fees, integration & restructuring costs, litigation and patent settlement costs, litigation settlement income, fair value adjustments to inventory and de-recognition of contingent consideration. These segment underlying operating profit (loss) measures form the basis for management’s performance targets and resource allocation decisions and have therefore been presented as part of Segmental Reporting disclosures.

There was no inter-segmental revenue in any of the periods shown.

The following is an analysis of the Group’s revenue and results by reportable segment in the 52 weeks ended 30 December 2011:

52 weeks ended 30 December 2011	ABG	HBG	MBG	LPG	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	205,045	268,952	322,940	48,253	—	845,190

Segment result
Underlying operating profit (loss)	10,625	61,832	(12,686)	(10,565)	—	49,206

Fair value adjustment to inventory					(28,187)	(28,187)
Share-based payment charges					(14,130)	(14,130)
Amortisation of acquired intangible assets					(18,681)	(18,681)
Integration and restructuring					(33,721)	(33,721)
Acquisition-related fees					(13,004)	(13,004)
Litigation settlement					14,532	14,532
Patent settlement					(6,000)	(6,000)
De-recognition of contingent consideration					1,620	1,620

Operating loss						(48,365)
Investment income						1,627
Other gains and losses						320
Exchange losses						(748)
Finance costs						(4,298)

Loss before tax						(51,464)

The following is an analysis of the Group’s revenue and results for the 52 week period ended 31 December 2010:

52 weeks ended 31 December 2010	ABG	HBG	MBG	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	223,071	236,188	341,349	—	800,608

Segment result
Underlying operating profit (loss)	44,819	57,908	(23,751)	—	78,976

Share-based payment charges				(9,822)	(9,822)
Amortisation of acquired intangible assets				(14,137)	(14,137)
Integration and restructuring				(1,085)	(1,085)
Acquisition-related fees				(397)	(397)
Litigation settlement				(59,788)	(59,788)

Operating loss					(6,253)
Investment Income					812
Other gains and losses					640
Exchange losses					(186)
Finance costs					(718)

Loss before tax					(5,705)

The following is an analysis of the Group’s revenue and results for the 52 week period ended 1 January 2010:

52 weeks ended 1 January 2010	ABG	HBG	MBG	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	127,336	163,271	310,792	—	601,399
Segment Result

Underlying operating profit	17,694	7,878	7,371	—	32,943
Fair value adjustment to inventory				(6,010)	(6,010)
Share-based payment charges				(10,581)	(10,581)
Amortisation of acquired intangible assets				(9,467)	(9,467)
Integration and restructuring				(12,227)	(12,227)
Acquisition-related fees				(10,572)	(10,572)

Operating loss					(15,914)
Investment income					1,915
Exchange gains					1,011
Finance costs					(1,254)

Loss before tax					(14,242)

Allocation of goodwill to reportable segments	2011	2010
	$’000	$’000
Auto Business Group (comprising Automotive and PND CGUs)	51,404	51,404
Home Business Group
Printers	57,840	—
Other Home CGUs	21,770	21,770
Mobile Business Group
Handsets	151,477	151,477
Cameras	50,258	—

	332,749	224,651

5 Amortisation of acquired intangibles

	Q4 2011	Q4 2010	Q3 2011	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
Included within:	$’000	$’000	$’000	$’000	$’000
Cost of sales	3,084	1,527	2,084	8,224	5,663
Research and development costs	1,760	1,213	1,342	5,525	4,980
Selling, general and administrative expenses	2,030	915	1,095	4,932	3,494

Amortisation of acquired intangibles	6,874	3,655	4,521	18,681	14,137

Amortisation of intangibles recorded in cost of sales relates to the sales of certain products containing acquired intangible assets. Amortisation of acquired intangibles not yet utilised in products being sold is recognised within Research and Development costs.

6 Earnings (loss) per ordinary share

The calculation of earnings (loss) per share is based upon the profit (loss) for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares *
Q4 2011	196,767,549	198,620,075
Q4 2010	175,189,724	177,391,558
Q3 2011	176,206,749	178,476,223
2011	178,198,771	181,393,972
2010	178,074,862	181,033,874

*	Share options are only treated as dilutive where the result after taxation is a profit.

7 Reconciliation of net profit to net cash from operating activities

	Q4 2011 (unaudited) $’000	Q4 2010 (unaudited) $’000	Q3 2011 (unaudited) $’000	2011 (audited) $’000	2010 (audited) $’000
Profit (loss) for the period	19,349	(27,333)	5,060	33,866	16,626
Adjustments for:
Investment income	(516)	(170)	(819)	(1,627)	(812)
Finance costs (income)	2,115	421	867	5,046	264
Income tax credit	(71,521)	(31,011)	(12,826)	(85,330)	(22,331)
Changes in fair value of investments	—	—	29	(320)	—
Amortisation of intangible assets	9,324	4,777	6,134	26,352	18,054
Depreciation of property, plant and equipment	5,145	5,586	4,117	18,371	20,091
Loss on disposal of property, plant and equipment and intangible fixed assets	55	172	9	86	414
Share option charges	4,729	1,602	4,718	13,583	9,592
Impairment of assets	2,276	—	—	2,276	—
De-recognition of contingent consideration	(1,620)	—	—	(1,620)	—
Increase (decrease) in provisions	402	3,832	545	(342)	2,227

Operating cash flows before movements in working capital	(30,262)	(42,124)	7,834	10,341	44,125

Decrease (increase) in inventories	23,211	6,299	14,952	27,788	(12,961)
Decrease (increase) in receivables	27,800	6,999	(8,500)	27,322	(6,678)
(Decrease) increase in payables	(29,416)	39,619	(10,553)	(49,298)	46,093

Cash (used) generated by operations	(8,667)	10,793	3,733	16,153	70,579

Foreign tax paid	(1,375)	(218)	(1,151)	(3,063)	(1,127)
UK Corporation tax received	—	—	—	—	8,691
Interest paid	(923)	(190)	677	(450)	(662)
R&D tax credit received	—	—	—	—	295
Grant income received	—	131	—	—	131

Net cash (outflow) inflow from operating activities	(10,965)	10,516	3,259	12,640	77,907

8 Dividends

Amounts recognised as Equity dividends issued to shareholders were $16,349,000.

The proposed final dividend of $0.071 per share was approved by the Board subsequent to 30 December 2011 and has not been included as a liability as of 30 December 2011.

9 Acquisition of subsidiaries – Zoran Corporation

On 31 August 2011, the Group acquired 100% of the issued share capital of Zoran Corporation (“Zoran”), a semiconductor supplier of video and imaging technology for cameras, televisions, silicon tuners and printing, for a consideration of $440.5m.

The acquisition of Zoran provides CSR with imaging technology, which will complement CSR’s existing wireless connectivity, audio and location technologies and gives greater access to new markets which require location and wireless connectivity.

Each share of Zoran common stock was exchanged for 0.589 of a CSR plc ordinary share, par value £0.001 per share and a total cash payment of $316.4m. The Group issued 29,774,144 shares in CSR plc as part of this consideration at a CSR plc share price of £2.215 and exchange rate of 1.6304 US dollars to GBP.

Recognised amounts of assets acquired and liabilities assumed at fair value	$’000

Financial assets	271,892

Inventory	62,833

Property, plant and equipment	12,451

Intangible assets	99,276

Financial liabilities	(114,005)

Net assets acquired	332,447

Allocation to goodwill	108,098

Total consideration	440,545

Purchase price:

Cash	316,445

Fair value of shares issued	107,524

Fair value of share options exchanged	16,576

440,545

Net cash outflow arising on acquisition

Cash consideration	(316,445)

Cash and cash equivalents acquired	192,583

Directly attributable costs	(18,513)

(142,375)

Cash and cash equivalents acquired totalled $192.6 million. Treasury and investments of $30.6 million were also acquired, giving a total of $223.2 million of cash, cash equivalents, treasury deposits and investments acquired.

The goodwill arising on the acquisition is attributable to future income from new customer contracts, the acquired workforce and future technology that has yet to be designed or even conceived. It is not anticipated that any of the goodwill will be deductible for income tax purposes.

The gross value of financial assets acquired includes receivables with a fair value of $32.1 million and a gross contractual value of $32.1 million. The best estimate at the acquisition date of the contractual cash flows not to be collected is $nil.

Attributable costs amount to $18.5 million and have been charged to SG&A and to the share premium account.

Zoran Corporation contributed $111.4 million to revenue and a profit of $20.3m for the period between the date of acquisition and the balance sheet date.

If the acquisition of Zoran Corporation had been completed on the first day of the accounting period, Group revenues for the period would have been $1,074.5m and the Group loss would have been $50.0m. This does not reflect any synergistic benefits of the acquisition for the period prior to the acquisition.

10 Integration and Restructuring

In Q3 2011, a restructuring programme was implemented following the acquisition of Zoran Corporation. Headcount and other reductions were implemented with the aim of achieving cost synergies and rightsizing savings of approximately $70 million (including $15 million of savings in cost of goods sold), lowering the cost base of the enlarged Group, these were spread through all functions. This was planned prior to the acquisition of Zoran with input from management teams in CSR and Zoran.

In December 2011, a decision was taken to discontinue investment in the digital television and silicon tuners business lines which had been acquired with Zoran. This is an additional restructuring programme to that commenced in Q3 2011. This decision was made so that the Group can concentrate its resources on areas of the business in which it has market leadership positions and the ability to deliver differentiated platforms and products.

These restructuring programmes are expected to result in a saving of $60 million on an annualised basis, with a total of around 800 employees leaving the group across all functions and locations, approximately 160 people left the group the day after the end of the reporting period and 250 left during 2011.

A charge of $33.2 million has been recorded in relation to these integration and restructuring programmes. The main components of this charge were $21.7 million of severance costs, $9.6 million of consultancy and legal costs and $1.9 million of fixed asset impairments. There was a provision of $11.0 million in the Zoran opening balance sheet related to change of control provisions and Zoran’s restructuring programmes which they had operated prior to the acquisition. At 30 December 2011 a provision of $12.4 million in respect of these severance payments was held.

Supplementary information

Non-GAAP Disclosure

Summary income statement – Underlying results

	Q4 2011 (unaudited) Underlying $’000		Q4 2010 (unaudited) Underlying $’000		Q3 2011 (unaudited) Underlying $’000		2011 (unaudited) Underlying $’000		2010 (unaudited) Underlying $’000
Revenue		244,049		184,801		243,324		845,190		800,608
Underlying cost of sales		(119,535)		(94,745)		(123,688)		(424,044)		(418,367)

Underlying gross profit		124,514		90,056		119,636		421,146		382,241

Underlying research and development		(72,742)		(49,446)		(58,278)		(228,573)		(189,187)
Underlying selling, general and administrative		(51,168)		(32,470)		(37,040)		(143,367)		(114,078)

Underlying Operating profit		604		8,140		24,318		49,206		78,976

Investment income		516		170		819		1,627		812
Underlying finance (expense) income		(1,520)		(421)		(255)		(1,863)		(264)

Underlying (loss) profit before tax		(400)		7,889		24,882		48,970		79,524

Underlying tax		(4,546)		4,570		(2,255)		(12,162)		(2,153)

Underlying (loss) profit for the period		(4,946)		12,459		22,627		36,808		77,371

Diluted share count		198,620,075		177,391,558		178,476,223		181,393,972		181,033,874

Underlying Earnings per share	$		$		$		$		$
Diluted		(0.02)		0.07		0.13		0.20		0.43

Reconciliation of IFRS results to underlying measures

Q4 2011

	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating (loss) profit $’000	(Loss) profit b/f tax $’000	Taxation $’000	Net Profit (loss) $’000	Diluted EPS $
IFRS	106,590	43.7	(77,078)	(80,085)	(50,573)	(52,174)	71,521	19,347	0.10
Amortisation of intangibles	3,084	1.2	1,760	2,030	6,874	6,874	(2,118)	4,756	0.02
Fair value adjustment to inventory	14,840	6.1	—	—	14,840	14,840	(10,990)	3,850	0.02
Share option charges	—	—	2,576	2,241	4,817	4,817	418	5,235	0.03
Acquisition fees	—	—	—	—	—	—	609	609	—
Derecognition of contingent consideration	—	—	—	(1,620)	(1,620)	(1,620)	—	(1,620)	(0.01)
Integration and restructuring	—	—	—	26,266	26,266	26,266	(6,579)	19,687	0.10
Recognition of tax losses brought forward	—	—	—	—	—	—	(57,253)	(57,253)	(0.28)
Unwinding of discount on litigation settlements	—	—	—	—	—	597	(154)	443	—

Underlying	124,514	51.0	(72,742)	(51,168)	604	(400)	(4,546)	(4,946)	(0.02)

Q4 2010

	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating (loss) profit	(Loss) profit b/f tax	Taxation	Net (loss) profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	88,529	47.9	(51,781)	(94,841)	(58,093)	(58,344)	31,011	(27,333)	(0.16)
Amortisation of intangibles	1,527	0.8	1,213	915	3,655	3,655	—	3,655	0.02
Share option charges	—	—	1,122	583	1,705	1,705	518	2,223	0.01
Integration and restructuring	—	—	—	1,085	1,085	1,085	(239)	846	—
Patent settlement	—	—	—	59,788	59,788	59,788	(14,792)	44,996	0.26
Recognition of tax losses brought forward	—	—	—	—	—	—	(11,928)	(11,928)	(0.07)

Underlying	90,056	48.7	(49,446)	(32,470)	8,140	7,889	4,570	12,459	0.07

Q3 2011

	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating (loss) profit	(Loss) profit b/f tax	Taxation	Net Profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	104,204	42.8	(61,950)	(49,971)	(7,717)	(7,766)	12,826	5,060	0.03
Amortisation of intangibles	2,084	0.9	1,342	1,095	4,521	4,522	(491)	4,031	0.02
Fair value adjustment to inventory	13,348	5.5	—	—	13,348	13,348	—	13,348	0.07
Share option charges	—	—	2,330	2,388	4,718	4,718	(65)	4,653	0.03
Acquisition fees	—	—	—	4,045	4,045	4,045	—	4,045	0.02
Integration and restructuring	—	—	—	5,403	5,403	5,403	(1,431)	3,972	0.02
Unwinding of discount on litigation settlements	—	—	—	—	—	612	(165)	447	—
Recognition of tax losses brought forward	—	—	—	—	—	—	(12,929)	(12,929)	(0.06)

Underlying	119,636	49.2	(58,278)	(37,040)	24,318	24,882	(2,255)	22,627	0.13

2011

	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating (loss) profit	(Loss) profit b/f tax	Taxation	Net Profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	384,735	45.5	(241,763)	(191,337)	(48,365)	(51,464)	85,330	33,866	0.19
Amortisation of intangibles	8,224	1.0	5,525	4,932	18,681	18,681	(5,592)	13,089	0.07
Fair value adjustment to inventory	28,187	3.3	—	—	28,187	28,187	(10,990)	17,197	0.10
Share option charges	—	—	7,665	6,465	14,130	14,130	242	14,372	0.08
Acquisition fees	—	—	—	13,004	13,004	13,004	—	13,004	0.07
Integration and restructuring	—	—	—	33,721	33,721	33,721	(8,554)	25,167	0.14
Litigation settlement	—	—	—	(14,532)	(14,532)	(14,532)	5,813	(8,719)	(0.05)
Patent settlement	—	—	—	6,000	6,000	6,000	(1,590)	4,410	0.02
Derecognition of contingent consideration	—	—	—	(1,620)	(1,620)	(1,620)	—	(1,620)	(0.01)
Unwinding of discount on litigation settlements	—	—	—	—	—	2,525	(669)	1,856	0.01
Recognition of tax losses brought forward	—	—	—	—	—	—	(76,152)	(76,152)	(0.42)
Loss on close period share buyback	—	—	—	—	—	338	—	338	—

Underlying	421,146	49.8	(228,573)	(143,367)	49,206	48,970	(12,162)	36,808	0.20

2010

	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating (loss) profit	(Loss) profit b/f tax	Taxation	Net Profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	376,578	47.0	(199,927)	(182,904)	(6,253)	(5,705)	22,331	16,626	0.09
Amortisation of intangibles	5,663	0.7	4,980	3,494	14,137	14,137	—	14,137	0.08
Share option charges	—	—	5,760	4,062	9,822	9,822	2,586	12,408	0.07
Acquisition fees	—	—	—	397	397	397	(57)	340	—
Integration and restructuring	—	—	—	1,085	1,085	1,085	(293)	792	—
Litigation settlement	—	—	—	59,788	59,788	59,788	(14,792)	44,996	0.25
Recognition of tax losses brought forward	—	—	—	—	—	—	(11,928)	(11,928)	(0.06)

Underlying	382,241	47.7	(189,187)	(114,078)	78,976	79,524	(2,153)	77,371	0.43